SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Braskem S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Braskem S.A. and its subsidiaries (the “Company”) as of September 30, 2017, and the related condensed consolidated statements of operations and comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016 and the condensed consolidated statements of changes in shareholder’s equity and cash flows for the nine-month periods ended September 30, 2017 and 2016.  This condensed consolidated interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2.3 to the condensed consolidated interim financial information, the Company has restated its 2016 and 2015 financial statements to correct misstatements.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2016, and the related consolidated statement of operations, comprehensive income, of statement of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated September 22, 2017, which included a paragraph regarding the correction of an error in the 2015 and 2014 financial statements, we expressed an unqualified opinion on those consolidated financial statements.

/s/PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil, November 14, 2017

Braskem S.A.

Condensed consolidated balance sheet

All amounts in thousands of reais

Assets	Note	Sep/2017	Dec/2016
		Unaudited
Current assets
Cash and cash equivalents	4	5,452,435	6,701,864
Financial investments	5	2,284,643	1,190,483
Trade accounts receivable	6	2,698,969	1,634,137
Inventories	7	5,746,335	5,238,014
Taxes recoverable	9	1,206,478	826,015
Dividends and interest on capital	8		14,986
Prepaid expenses		189,482	101,747
Derivatives operations	15.2.1	10,032	8,387
Other receivables		298,805	180,915

		17,887,179	15,896,548

Non-current assets held for sale	3		359,704

		17,887,179	16,256,252
Non-current assets
Trade accounts receivable	6	109,069	70,236
Advances to suppliers	7	50,231	61,533
Taxes recoverable	9	1,127,018	1,088,353
Deferred income tax and social contribution	17(b.ii)	918,737	1,653,115
Judicial deposits		247,178	233,320
Insurance claims		39,734	50,653
Derivatives operations	15.2.1	16,177	29,308
Other assets		139,874	140,971
Investments	10(a)	100,490	92,313
Property, plant and equipment	11	29,803,098	29,336,710
Intangible assets	12	2,747,582	2,809,087

		35,299,188	35,565,599

Total assets		53,186,367	51,821,851

The Management notes are an integral part of the financial statements.

Braskem S.A.

Condensed consolidated balance sheet All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	Sep/2017	Dec/2016
		Unaudited
Current liabilities
Trade payables		4,810,718	6,545,136
Borrowings	13	3,528,069	2,594,463
Braskem Idesa borrowings	14	9,632,412	10,437,791
Derivatives operations	15.2.1	47,725	29,042
Payroll and related charges		558,578	562,455
Taxes payable	16	1,327,355	624,080
Dividends		2,559	3,083
Advances from customers		335,124	203,216
Leniency agreement	19.3	249,695	1,354,492
Sundry provisions	18	82,045	112,891
Other payables		205,012	476,262

		20,779,292	22,942,911

Non-current liabilities held for sale	3		95,396

		20,779,292	23,038,307
Non-current liabilities
Trade payables		259,105	201,686
Borrowings	13	18,489,860	20,736,604
Derivatives operations	15.2.1	761,973	861,302
Taxes payable	16	45,342	24,097
Loan to non-controlling shareholders of Braskem Idesa		1,655,847	1,620,519
Deferred income tax and social contribution	17(b.ii)	1,248,698	510,523
Post-employment benefits		171,131	162,136
Advances from customers		28,800	162,955
Contingencies	19	1,064,397	985,237
Leniency agreement	19.3	1,337,217	1,498,738
Sundry provisions	18	206,453	206,245
Other payables		135,812	92,792

		25,404,635	27,062,834

Shareholders' equity	20
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		834,616	834,616
Other comprehensive income		(5,048,133)	(6,321,859)
Treasury shares		(49,819)	(49,819)
Retained earnings		3,718,142	-

Total attributable to the Company's shareholders		7,730,458	2,738,590

Non-controlling interest in Braskem Idesa		(728,018)	(1,017,880)

		7,002,440	1,720,710

Total liabilities and shareholders' equity		53,186,367	51,821,851

The Management notes are an integral part of the financial statements.

Braskem S.A.

Condensed consolidated statement of operations and condensed statement of comprehensive income at September 30, 2017

All amounts in thousands of reais

Continued operations	Note	3Q2017	YTD2017	3Q2016	YTD2016
		Unaudited		Unaudited	Restated
Net sales revenue	22	12,162,048	36,632,206	11,981,341	35,617,873
Cost of products sold	25	(9,126,289)	(27,017,279)	(8,765,150)	(25,839,349)

		3,035,759	9,614,927	3,216,191	9,778,524

Income (expenses)
Selling and distribution	25	(380,879)	(1,085,465)	(363,709)	(1,012,353)
General and administrative	25	(372,133)	(994,517)	(335,740)	(922,364)
Research and development	25	(38,839)	(110,984)	(37,219)	(119,847)
Results from equity investments	10(a)	6,474	29,325	9,800	23,177
Other income (expenses), net	23	(318,756)	(301,949)	(192,775)	(556,280)

		1,931,626	7,151,337	2,296,548	7,190,857

Financial results	24
Financial expenses		(808,402)	(2,464,489)	(879,144)	(2,571,303)
Financial income		155,935	472,465	190,189	565,944
Exchange rate variations, net		(287,693)	(11,089)	(453,783)	(2,516,475)

		(940,160)	(2,003,113)	(1,142,738)	(4,521,834)

Profit before income tax and social contribution		991,466	5,148,224	1,153,810	2,669,023

Current and deferred income tax and social contribution	17(a)	(227,689)	(1,336,652)	(340,840)	(804,065)

Profit for the period of continued operations		763,777	3,811,572	812,970	1,864,958

Discontinued operations results	3
Profit from discontinued operations			13,499	7,338	34,538
Current and deferred income tax and social contribution			(4,623)	(2,286)	(11,213)
			8,876	5,052	23,325

Profit for the period		763,777	3,820,448	818,022	1,888,283

Attributable to:
Company's shareholders		799,370	3,696,770	889,433	2,119,804
Non-controlling interest in Braskem Idesa		(35,593)	123,678	(71,411)	(231,521)

Profit for the period		763,777	3,820,448	818,022	1,888,283

                The Management notes are an integral part of the financial statements.

Braskem S.A.

Condensed consolidated statement of operations and statement of comprehensive income at September 30, 2017 All amounts in thousands of reais, except earnings or loss per share	Continued

	Note	3Q2017	YTD2017	3Q2016	YTD2016
		Unaudited		Unaudited	Restated
Profit for the period		763,777	3,820,448	818,022	1,888,283

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		80,378	131,545	(13,927)	165,904
Income tax and social contribution		(26,985)	(42,635)	5,660	(62,647)
Fair value of cash flow hedge from jointly-controlled		(2,847)	915	6,493	(6,272)
		50,546	89,825	(1,774)	96,985

Exchange variation of foreign sales hedge	15.3(a.i)	686,808	456,301	(226,015)	4,207,644
Sales Hedge - transfer to profit or loss	15.3(a.i)	275,362	774,324	267,896	1,035,139
Income tax and social contribution on exchange variation		(327,137)	(418,412)	(14,239)	(1,782,546)
Exchange variation of foreign sales hedge - Braskem Idesa	15.3(a.ii)	(155,426)	1,248,177	(306,283)	(1,400,255)
Sales Hedge - transfer to profit or loss - Braskem Idesa	15.3(a.ii)	38,918	112,828	21,067	35,364
Income tax on exchange variation - Braskem Idesa		34,953	(408,301)	82,010	410,202
		553,478	1,764,917	(175,564)	2,505,548

Foreign subsidiaries currency translation adjustment		(105,377)	(393,942)	159,621	135,632

Total		498,647	1,460,800	(17,717)	2,738,165

Total comprehensive income for the period		1,262,424	5,281,248	800,305	4,626,448

				Basic and diluted
				YTD2017	YTD2016
	Note				Restated
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period	21
(expressed in reais)
Earnings per share - common				4.6358	2.6296
Earnings per share - preferred shares class "A"				4.6358	2.6296
Earnings per share - preferred shares class "B"				0.6069	0.6069

Profit per share attributable to the shareholders of the Company of discontinued operations at the end of the period (R$)
Earnings per share - common				0.0112	0.0349
Earnings per share - preferred shares class "A"				0.0112	0.0349

Profit per share attributable to the shareholders of the Company at the end of the period (R$)
Earnings per share - common				4.6470	2.6645
Earnings per share - preferred shares class "A"				4.6470	2.6645
Earnings per share - preferred shares class "B"				0.6069	0.6065

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated statement of changes in shareholder’s equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	(losses)	interest	Braskem Idesa	equity

At December 31, 2015 - restated	2.4	8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the period:
Profit for the period - restated									2,119,804	2,119,804	(231,521)	1,888,283
Exchange variation of foreign sales hedge, net of taxes							2,744,220			2,744,220	(238,672)	2,505,548
Fair value of cash flow hedge, net of taxes							124,284			124,284	(27,299)	96,985
Foreign subsidiaries currency translation adjustment							(85,770)			(85,770)	221,402	135,632
							2,782,734		2,119,804	4,902,538	(276,090)	4,626,448

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,427)		20,427
Realization of deemed cost of jointly-controlled investment, net of taxes							(724)		724
							(21,151)		21,151

Contributions to shareholders:
Additional dividends approved by the General Meeting						(247,364)				(247,364)		(247,364)
Interim dividends approved by Board of Directors					(1,000,000)					(1,000,000)		(1,000,000)
					(1,000,000)	(247,364)				(1,247,364)		(1,247,364)

At September 30, 2016 - restated	2.4	8,043,222	232,430	229,992	1,404,663		(6,299,127)	(49,819)	1,724,187	5,285,548	(960,975)	4,324,573

At December 31, 2016		8,043,222	232,430	229,992	604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the period:
Profit for the period									3,696,770	3,696,770	123,678	3,820,448
Exchange variation of foreign sales hedge, net of taxes							1,526,741			1,526,741	238,176	1,764,917
Fair value of cash flow hedge, net of taxes							80,681			80,681	9,144	89,825
Foreign currency translation adjustment							(312,806)			(312,806)	(81,136)	(393,942)
							1,294,616		3,696,770	4,991,386	289,862	5,281,248

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,167)		20,167
Realization of deemed cost of jointly-controlled investment, net of taxes							(723)		723
							(20,890)		20,890
Contributions to shareholders:
Lapsed dividends									482	482		482
									482	482		482

At September 30, 2017		8,043,222	232,430	229,992	604,624		(5,048,133)	(49,819)	3,718,142	7,730,458	(728,018)	7,002,440

The Management notes are an integral part of the financial statements.

Braskem S.A.

Unaudited condensed consolidated statement of cash flows

at September 30, 2017

All amounts in thousands of reais

	Note	Sep/2017	Sep/2016
	2.4		Restated
Profit before income tax and social contribution and for the result with discontinued operations		5,148,224	2,703,561

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		2,169,141	1,955,041
Results from equity investments	10(a)	(29,325)	(23,177)
Interest and monetary and exchange variations, net		1,573,571	1,998,450
Gain from divestment in subsidiary	3	(276,816)
Provision for losses and write-offs of long-lived assets		115,978	16,610

		8,700,773	6,650,485

Changes in operating working capital
Held-for-trading financial investments		(1,016,992)	(903,701)
Trade accounts receivable		(1,105,299)	636,520
Inventories		(493,758)	566,310
Taxes recoverable		257,580	993,223
Prepaid expenses		(87,735)	25,866
Other receivables		16,637	(66,964)
Trade payables		(1,468,178)	(3,012,976)
Taxes payable		(8,927)	154,230
Advances from customers		(2,247)	255,523
Leniency agreement		(1,343,803)
Sundry provisions		48,522	117,210
Other payables		(195,449)	(18,058)

Cash from operations		3,301,124	5,397,668

Interest paid		(1,492,709)	(1,364,113)
Income tax and social contribution paid		(676,708)	(847,012)

Net cash generated by operating activities		1,131,707	3,186,543

Proceeds from the sale of fixed assets		1,634	431
Funds received on the sale of investments	3	450,000
Acquisitions of property, plant and equipment and intangible assets	(i)	(1,515,260)	(1,752,884)
Premuim in the dollar put option		(12,463)	(4,856)
Held-for-maturity financial investments			38,353

Net cash used in investing activities		(1,076,089)	(1,718,956)

Short-term and Long-term debt
Obtained		2,469,210	2,821,945
Payments		(3,308,590)	(3,755,480)
Braskem Idesa borrowings
Obtained funds		187,959	503,921
Payment of borrowings		(710,821)	(370,041)
Dividends paid		(42)	(998,985)

Net cash provided by financing activities		(1,362,284)	(1,798,640)

Exchange variation on cash of foreign subsidiaries		57,237	526,639

Increase (decrease) in cash and cash equivalents		(1,249,429)	195,586

Represented by
Cash and cash equivalents at the beginning of the period		6,701,864	7,043,262
Cash and cash equivalents at the end of the period		5,452,435	7,238,848

Increase (decrease) in cash and cash equivalents		(1,249,429)	195,586

(i)    In the period ended September 30, 2016, the capitalized interest paid that was included in this item (R$270,235) was reclassified to “Interest paid” (Note 2.5(a)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

1.                       Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)                    Significant operating events impacting these financial statements

(i)                      In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, the plant will complement the production capacity of the existing line in Brazil at the Camaçari Petrochemical Complex.

(ii)                    On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A. (“Odebrecht Utilities”), through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A. (“Cetrel”), which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction.

Cetrel is an environmental services company that started operations in 1978, together with the industries of the Camaçari Petrochemical Complex. With more than 100 clients, with approximately 70% in the Camaçari Petrochemical Complex, Cetrel is responsible for the treatment and final disposal of effluents and industrial waste, environmental monitoring and water supply for industrial use of Braskem's plants in Camaçari.

Cetrel plays an important role in the management of the environmental processes of the activities of the Camaçari Petrochemical Complex, and its acquisition seeks to guarantee the safety and reliability of the industrial operations in said Pole.

On September 29, 2017, the Shareholders Meeting of Braskem approved the consummation of the acquisition, with payment and transfer of control occurring on October 2, 2017 (Note 27(a)).

(iii)                  On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production unit in La Porte, Texas, United States. The total investment is up to approximately US$675 million(*) for 450 kta in production capacity. The project is slated to be concluded in 2020.

(*) unaudited

(b)                    Net Working Capital

On September 30, 2017, in compliance with accounting standard IAS 1 (Presentation of Financial Statements), the subsidiary Braskem Idesa reclassified to current liabilities the finance obligations whose original maturities are long term, since certain contractual obligations (covenants) as of September 30, 2017 were in default (Note 14). Consequently, the net working capital became negative R$2,892,113.

It should be noted that Braskem Idesa has been settling its debt service obligations in accordance with the original maturity schedule, none of the creditors has requested immediate repayment of such obligations and, without the above reclassification, consolidated net working capital is positive at R$5,807,912.

Braskem S.A.

Notes to the unaudited condensed consolidated  interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

2.                       Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Interim Financial Information in relation to those presented in the December 31, 2016 financial statements, except for Note 2.4.

2.1.                 Basis of preparation

This unaudited condensed interim financial information should be read together with the financial statements of Braskem as of December 31, 2016, which were prepared and presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the condensed interim financial information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the unaudited condensed interim financial information in relation to those used in the December 31, 2016 financial statements.

Issue of this unaudited condensed interim financial information was authorized by the Executive Board on November 14, 2017.

2.1.1        Unaudited consolidated condensed interim financial information

The unaudited condensed interim financial information was prepared and is being presented in accordance with the pronouncements IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

All relevant information pertaining exclusively to these unaudited interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

The condensed interim financial information includes the condensed interim financial information of Braskem S.A. and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total and voting interest - %
		Headquarters	Sep/2017	Dec/2016
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")	-	EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)	-	EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	-	Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	-	Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	-	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	-	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	-	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	-	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	-	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	-	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	-	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	-	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)	-	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)	-	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)	-	Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")	-	Brazil	100.00	100.00
Quantiq Distribuidora Ltda. ("Quantiq")	(ii)	Brazil	-	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")	(ii)	Brazil	-	100.00
Lantana Trading Co. Inc. (“Lantana”)	-	Bahamas	100.00	100.00
	-		-	-
Specific Purpose Entity ("SPE")	-		-	-
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	-	Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	-	Brazil	100.00	100.00

(i) In the process of dissolution.
(ii) Sold in April 2017 (Note 3).

2.2.                 Foreign and functional currency

The information on functional and foreign currency was presented in the 2016 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Interim Financial Information are shown below:

	Final rate			Average rate for period ended
	Sep/2017	Dec/2016	Variation	Sep/2017	Sep/2017	Variation
U.S. dollar - Brazilizan real	3.1680	3.2591	-2.80%	3.1750	3.5450	-10.44%
U.S. dollar - Mexican peso	18.1511	20.6352	-12.04%	18.8955	18.3130	3.18%
U.S. dollar - Euro	0.8464	0.9479	-10.71%	0.8995	0.8958	0.42%

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

2.3.                 Restatement

The statements of operations, of changes in shareholders’ equity and of cash flows for the period ended September 30, 2016 and the starting balance of equity in December 2015 were restated due to prior-year adjustments. The information related to this restatement was reported in the 2016 annual financial statements of the Company, in Note 2.4.

Furthermore, the statement of cash flows for the period ended September 30, 2016 was restated due to the reclassification of Brazilian government bonds from “cash and cash equivalents” to “financial investments” (negative variation of R$564,859 in the period ended September 30, 2016 as explained in Note 5).

2.4.        Change in accounting policy

(a)      The Management of Braskem decided to change, in the statement of cash flows, the presentation of interest paid, which previously was presented under the group referred to as “cash used in investment activities.” These expenses are now recorded under the item “interest paid.” This change enables: (i) the direct identification of the total amount paid as interest; and (ii) greater accuracy in determining the net cash from operations. The amounts reclassified in the period ended September 30, 2016 were R$270,235 in the consolidated cash flows.

(b)     In 2017, the Company changed the classification of provision for profit sharing to standardize such classification among all companies, whether or not productive, and because it deemed the current classification more appropriate, since this provision does not present recurring elements or, even when recurring, the amounts differ from year to year.

In the period ended September 30, 2016, the consolidated amounts related to this item were reclassified from “costs of goods sold” (R$107,318), “selling and distribution expenses” (R$5,031) and “general and administrative expenses” (R$133,004) to the item “other income (expenses), net” (Note 23).

3.                       Non-current assets held-for-sale assets and discontinued operations

On January 9, 2017, the Board of Directors approved the sale of the subsidiaries Quantiq Distribuidora Ltda. and IQAG Armazens Gerais Ltda. to the unrelated company GTM do Brasil Comércio de Produtos Químicos Ltda. The sale agreement, in the amount of R$550 million, was signed on the following day, and in January the transaction was approved by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

The approval of the sale plan was made by Management during the second half of 2016.

The transfer of control to the acquiring company was concluded on April 3, 2017. On the same date, Braskem received R$450 million. The remaining R$100 million will be received within 12 months, subject to adjustments typical to operations of this nature. The capital gain from this operation was R$276,816 (Total consideration of R$550,000 (-) net assets of R$273,184), registered in the second quarter of 2017.

Assets and liabilities classified as available-for-sale and profit or loss from discontinued operations until the date of transfer of control are shown below:

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

Assets and liabilities classified as held for sale	Mar/2017	Dec/2016
Assets
Cash and cash equivalents	40,216	76,146
Trade accounts receivable	119,076	65,626
Inventories	82,815	84,296
Taxes recoverable	46,858	45,859
Property, plant and equipment	61,591	61,037
Intangible assets	6,729	6,665
Other assets	17,932	20,075
Total assets	375,217	359,704

Liabilities
Trade payables	75,852	62,692
Payroll and related charges	7,099	11,170
Dividends	6,371	6,371
Taxes payable	9,668	7,064
Other payables	3,043	8,099
Total liabilities	102,033	95,396

Net assets (Assets (-) Liabilities)	273,184	264,308

Result with discontinued operations	Mar/2017	Dec/2016
Net sales revenue	212,238	211,915
Cost of products sold and services provided	(176,957)	(169,739)
Gross profit	35,281	42,176

Income (expenses)
Selling and distribution	(10,164)	(11,617)
General and administrative	(12,067)	(20,021)
Other income (expenses), net	(1,298)	1,691
Operating profit	11,752	12,229

Financial results	1,747	4,074

Profit before income tax and social contribution	13,499	16,303

Current and deferred income tax and social contribution	(4,623)	(5,415)

Result with discontinued operations	8,876	10,888

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

4.                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2016 annual financial statements of the Company, in Note 6.

		Sep/2017	Dec/2016

Cash and banks	(i)	1,424,383	2,178,611
Cash equivalents:	-
Domestic market	-	2,977,859	2,914,685
Foreign market	(i)	1,050,193	1,608,568
Total	-	5,452,435	6,701,864

(i)         On September 30, 2017, it includes cash and banks of R$238,422 (R$172,430 on December 31, 2016) and cash equivalents of R$47,523 (R$29,169 on December 31, 2016) of the subsidiary Braskem Idesa, available for its exclusive use.

5.                       Financial investments

The information on financial investments was presented in the 2016 annual financial statements of the Company, in Note 7.

		Sep/2017	Dec/2016
Loans and receivables
Time deposit investments	(i)	422,869	434,015
Held-for-trading	0
Letras financeiras do tesouro - LFT's and Letras Financeiras - LF's	(ii)	1,859,099	755,712
Other	0	2,675	756
Total	0	2,284,643	1,190,483
	0
Current assets	0	2,284,643	1,190,483
Total	0	2,284,643	1,190,483

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa.

(ii)   Government bonds held for trade refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

6.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2016 annual financial statements of the Company, in Note 8.

	Sep/2017	Dec/2016
Customers
Domestic market	1,049,840	869,306
Foreign market	2,139,923	1,215,626
Allowance for doubtful accounts	(381,725)	(380,559)
Total	2,808,038	1,704,373

Current assets	2,698,969	1,634,137
Non-current assets	109,069	70,236
Total	2,808,038	1,704,373

7.                       Inventories

The information on inventories was presented in the 2016 annual financial statements of the Company, in Note 9.

		Sep/2017	Dec/2016

Finished goods		3,514,391	3,444,898
Raw materials, production inputs and packaging		1,607,855	1,407,399
Maintenance materials		363,252	312,167
Advances to suppliers		241,976	103,267
Imports in transit and other	-	69,092	31,816
Total		5,796,566	5,299,547

Current assets		5,746,335	5,238,014
Non-current assets		50,231	61,533
Total		5,796,566	5,299,547

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

8.                  Related parties

The information concerning related parties was presented in the 2016 annual financial statements of the Company, in Note 10.

	Balances at September 30, 2017					Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	4,634		35,505	23,585	63,724	5,634		33,843	28,390	67,867
Inventories	64,037	8(a.iv)	2,685		66,722			5,434		5,434
Dividends and interest on capital									14,986	14,986
Other						50				50
Total assets	68,671		38,190	23,585	130,446	5,684		39,277	43,376	88,337

Liabilities
Current
Trade payables	62,556		121,090	262	183,908	77,461		904,090	1,226	982,777
Total liabilities	62,556		121,090	262	183,908	77,461		904,090	1,226	982,777

	Nine-month period ended September 30, 2017					Nine-month period ended September 30, 2016
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transaction
Sales of products	36,861		1,309,950	445,081	1,791,892	37,853		1,406,078	437,317	1,881,248

Purchase of raw materials, finished goods services and utilities	752,668	(i)	9,654,100	4,078	10,410,846	1,228,830	(i)	8,882,908	47,685	10,159,423
Financial income (expenses)	1,957		(39,431)		(37,474)	163		(158,281)		(158,118)
General and administrative expenses
Post-employment benefits plan
Odebrecht Previdência Privada ("Odeprev")	-		-	30,863	30,863				25,828	25,828

(i)                  Includes expenses with the Braskem Idesa project, of which R$65,785 related to the period ended September 30, 2017, and R$663,799 related to the period ended September 30, 2016.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(a)               Agreements executed and/or renewed with related companies

In the period ended September 30, 2017, the Company engaged in the following transactions with related parties, except for those with subsidiaries of the Company:

(i)       Sales of gasoil to Refinaria de Petróleo Riograndense S.A. (“RPR”) totaled R$44,698. The product is used as feedstock in the diesel production process.

(ii)     As from January 2017, Braskem will maintain monthly negotiations for the sale of gasoline to RPR. Sales in the period amounted to R$216,542.

(iii)   Since January 2017, Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$685,121.

(iv)   In March 2017, the Company entered into an agreement for supply of hydrous ethanol with Usina Conquista do Pontal S.A. and Agro Energia Santa Luzia S.A. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by Odebrecht Agroindustrial Participações S.A. and Rio Claro Agroindustrial S.A. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product. It also includes an advance of R$150,000, to be restated at market rates. The advance is guaranteed by a pledge of the sugarcane crop, its products and subproducts at net market value in an amount greater than the value of the advance, with the pledged asset insured through a policy contracted from a premium insurer and with a provision for subrogation. The agreement is valid through April 30, 2018. The residual amount of the down payment (R$64,037) is shown in the "Inventories" line in the table above.

(b)               Key management personnel

Income statement transactions	Sep/2017	Sep/2016
Remuneration
Short-term benefits	42,870	27,225
Post-employment benefit	511	269
Total	43,381	27,494

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

9.                       Taxes recoverable

The information on taxes recoverable was presented in the 2016 annual financial statements of the Company, in Note 11.

	Sep/2017	Dec/2016

Parent Company and subsidiaries in Brazil
IPI	23,285	38,909
Value-added tax on sales and services (ICMS) - normal operations	525,993	495,339
ICMS - credits from PP&E	133,091	125,145
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	22,556	32,823
PIS and COFINS - credits from PP&E	229,349	253,503
Income tax and social contribution (IR and CSL)	673,618	605,058
REINTEGRA program	101,920	53,129
Federal supervenience	158,819	155,533
Other	6,672	1,046

Foreign subsidiaries
Value-added tax	228,608	132,152
Income tax (IR)	224,630	19,103
Other	4,955	2,628
Total	2,333,496	1,914,368

Current assets	1,206,478	826,015
Non-current assets	1,127,018	1,088,353
Total	2,333,496	1,914,368

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

10.                   Investments

The information related to investments was presented in the Company’s 2016 annual financial statements, in Note 12.

(a)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest and the effects on the Company’s consolidated statements.

	Consolidated Braskem Ex consolidated Braskem Idesa			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Sep/2017	Dec/2016		Sep/2017	Dec/2016		Sep/2017	Dec/2016	Sep/2017	Dec/2016

Curent
Cash and cash equivalents	5,166,490	6,500,265		285,945	201,600				5,452,435	6,701,865
Financial investments	2,284,643	1,190,483							2,284,643	1,190,483
Trade accounts receivable	2,279,203	1,455,893		509,703	247,465		(89,937)	(69,221)	2,698,969	1,634,137
Inventories	5,402,367	4,862,571		343,968	375,443				5,746,335	5,238,014
Taxes recoverable	1,143,576	710,982		62,902	115,033				1,206,478	826,015
Other receivables	418,778	278,865		79,541	27,169				498,319	306,034

	16,695,057	14,999,059		1,282,059	966,710		(89,937)	(69,221)	17,887,179	15,896,548

Non-current assets held for sale	-	359,704								359,704

	16,695,057	15,358,763		1,282,059	966,710		(89,937)	(69,221)	17,887,179	16,256,252

Non-current
Taxes recoverable	1,126,964	1,088,304		54	49				1,127,018	1,088,353
Deferred tax	127,139	189,613		791,598	1,463,502				918,737	1,653,115
Related parties	4,777,241	4,690,672				(ii)	(4,777,241)	(4,690,672)
Other receivables	686,040	648,511		16,713	29,823				702,753	678,334
Property, plant and equipment	18,614,901	18,814,175		11,871,468	11,171,400	(iii)	(683,271)	(648,865)	29,803,098	29,336,710
Intangible	2,590,627	2,667,708		156,955	141,379				2,747,582	2,809,087

	27,922,912	28,098,983		12,836,788	12,806,153		(5,460,512)	(5,339,537)	35,299,188	35,565,599

Total assets	44,617,969	43,457,746		14,118,847	13,772,863		(5,550,449)	(5,408,758)	53,186,367	51,821,851

Liabilities and shareholders' equity
Current
Trade payables	4,723,663	6,335,452		176,992	278,905		(89,937)	(69,221)	4,810,718	6,545,136
Borrowings	3,528,069	2,594,463							3,528,069	2,594,463
Braskem Idesa Borrowings				9,632,412	10,437,791				9,632,412	10,437,791
Payroll and related charges	539,662	540,405		18,916	22,050				558,578	562,455
Taxes payable	1,315,273	611,231		12,082	12,849				1,327,355	624,080
Other payables	850,776	2,053,031		71,384	125,955				922,160	2,178,986

	10,957,443	12,134,582		9,911,786	10,877,550		(89,937)	(69,221)	20,779,292	22,942,911

Non-current liabilities held for sale	-	95,396								95,396

	10,957,443	12,229,978		9,911,786	10,877,550		(89,937)	(69,221)	20,779,292	23,038,307

Non-current
Loan agreements	18,489,860	20,736,604							18,489,860	20,736,604
Accounts payable to related parties				4,791,052	4,698,881	(ii)	(4,791,052)	(4,698,881)
Loan agreement Etileno XXI project			(v)	1,655,847	1,620,519				1,655,847	1,620,519
Provision for losses on subsidiaries	2,184,053	3,053,637				(iv)	(2,184,053)	(3,053,637)
Other payables	5,256,157	4,698,937		2,771	6,774				5,258,928	4,705,711

	25,930,070	28,489,178		6,449,670	6,326,174		(6,975,105)	(7,752,518)	25,404,635	27,062,834

Shareholders' equity
Attributable to the Company's shareholders	7,730,456	2,738,590		(2,242,609)	(3,430,861)		2,242,611	3,430,861	7,730,458	2,738,590
Non-controlling interest in Braskem Idesa							(728,018)	(1,017,880)	(728,018)	(1,017,880)

	7,730,456	2,738,590		(2,242,609)	(3,430,861)		1,514,593	2,412,981	7,002,440	1,720,710

Total liabilities and shareholders' equity	44,617,969	43,457,746		14,118,847	13,772,863		(5,550,449)	(5,408,758)	53,186,367	51,821,851

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2017	Sep/2016	Sep/2017	Sep/2016	Sep/2017	Sep/2016	Sep/2017	Sep/2016
Continued operations								Restated
Net sales revenue	34,313,987	34,908,743	2,707,458	816,486	(389,239)	(107,356)	36,632,206	35,617,873
Cost of products sold	(25,848,364)	(25,375,121)	(1,569,686)	(559,555)	400,771	95,327	(27,017,279)	(25,839,349)

	8,465,623	9,533,622	1,137,772	256,931	11,532	(12,029)	9,614,927	9,778,524

Income (expenses)
Selling and distribution	(955,363)	(928,901)	(130,102)	(83,452)			(1,085,465)	(1,012,353)
General and administrative	(917,033)	(869,899)	(98,557)	(83,538)	21,073	31,073	(994,517)	(922,364)
Research and development	(110,984)	(119,847)					(110,984)	(119,847)
Results from equity investments	400,360	(671,387)			(371,035)	694,564	29,325	23,177
Other income (expenses), net	(289,631)	(453,644)	(12,318)	(102,636)			(301,949)	(556,280)

	6,592,972	6,489,944	896,795	(12,695)	(338,430)	713,608	7,151,337	7,190,857

Financial results
Financial expenses	(1,932,121)	(2,233,309)	(732,906)	(436,013)	200,538	98,019	(2,464,489)	(2,571,303)
Financial income	662,479	756,898	10,524	2,395	(200,538)	(193,349)	472,465	565,944
Exchange rate variations, net	(662,005)	(1,835,548)	646,478	(710,763)	4,438	29,836	(11,089)	(2,516,475)

	(1,931,647)	(3,311,959)	(75,904)	(1,144,381)	4,438	(65,494)	(2,003,113)	(4,521,834)

Profit before income tax
and social contribution	4,661,325	3,177,985	820,891	(1,157,076)	(333,992)	648,114	5,148,224	2,669,023

IR and CSL - current and deferred	(973,432)	(1,081,506)	(363,220)	277,441			(1,336,652)	(804,065)

Profit for the period of continued operations	3,687,893	2,096,479	457,671	(879,635)	(333,992)	648,114	3,811,572	1,864,958

Discontinued operations results
Profit from discontinued operations	13,499	34,538					13,499	34,538
IR and CSL - current and deferred	(4,623)	(11,213)					(4,623)	(11,213)
	8,876	23,325					8,876	23,325

Profit (loss) for the period	3,696,769	2,119,804	457,671	(879,635)	(333,992)	648,114	3,820,448	1,888,283

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2017	Sep/2016	Sep/2017	Sep/2016	Sep/2017	Sep/2016	Sep/2017	Sep/2016
								Restated
Profit before income tax and social contribution and for the result with discontinued operations	4,661,325	3,212,523	820,891	(1,157,076)	(333,992)	648,114	5,148,224	2,703,561

Adjustments for reconciliation of profit (loss)	-
Depreciation, amortization and depletion	1,685,017	1,791,865	516,729	182,220	(32,605)	(19,044)	2,169,141	1,955,041
Results from equity investments	(400,360)	671,387			371,035	(694,564)	(29,325)	(23,177)
Interest and monetary and exchange variations, net	1,402,912	1,224,499	175,097	858,954	(4,438)	(85,003)	1,573,571	1,998,450
Gain from divestment in subsidiary	(276,816)						(276,816)
Provision for losses and write-offs of long-lived assets	115,616	16,375	362	235			115,978	16,610

	7,187,694	6,916,649	1,513,079	(115,667)		(150,497)	8,700,773	6,650,485

Changes in operating working capital	-
Held-for-trading financial investments	(1,016,992)	(903,701)					(1,016,992)	(903,701)
Trade accounts receivable	(863,777)	754,645	(262,238)	(144,694)	20,716	26,569	(1,105,299)	636,520
Inventories	(543,027)	675,100	49,269	(108,790)			(493,758)	566,310
Taxes recoverable	204,084	921,535	53,496	71,688			257,580	993,223
Prepaid expenses	(69,619)	30,009	(18,116)	(4,143)			(87,735)	25,866
Other receivables	50,913	(55,615)	(34,276)	(11,349)			16,637	(66,964)
Trade payables	(1,345,549)	(2,869,233)	(101,913)	(117,174)	(20,716)	(26,569)	(1,468,178)	(3,012,976)
Taxes payable	107,134	(153,173)	(116,061)	307,403			(8,927)	154,230
Advances from customers	5,801	213,516	(8,048)	42,007			(2,247)	255,523
Leniency agreement	(1,343,803)						(1,343,803)
Other payables	(170,831)	(93,327)	23,904	192,479			(146,927)	99,152

Cash from operations	2,202,028	5,436,405	1,099,096	111,760		(150,497)	3,301,124	5,397,668

Interest paid	(1,118,725)	(968,687)	(373,984)	(395,426)			(1,492,709)	(1,364,113)
Income tax and social contribution paid	(675,338)	(847,012)	(1,370)				(676,708)	(847,012)

Net cash generated by operating activities	407,965	3,620,706	723,742	(283,666)		(150,497)	1,131,707	3,186,543

Proceeds from the sale of fixed assets	450,000						450,000
Acquisitions to property, plant and equipment and intangible assets	(1,451,482)	(1,135,312)	(76,241)	(772,925)		150,497	(1,527,723)	(1,757,740)
Other investiments	1,634	38,784					1,634	38,784

Net cash used in investing activities	(999,848)	(1,096,528)	(76,241)	(772,925)		150,497	(1,076,089)	(1,718,956)

Short-term and long-term debt	-
Obtained	2,469,210	2,821,945					2,469,210	2,821,945
Payments	(3,308,590)	(3,755,480)					(3,308,590)	(3,755,480)
Braskem Idesa borrowings	-
Obtained			187,959	503,921			187,959	503,921
Payments			(710,821)	(370,041)			(710,821)	(370,041)
Related parties	-
Obtained loans (payment of loans )	20,637	(1,184,419)	(20,637)	1,184,419
Dividends paid	(42)	(998,985)					(42)	(998,985)

Net provided (used) in financing activities	(818,785)	(3,116,939)	(543,499)	1,318,299			(1,362,284)	(1,798,640)

Exchange variation on cash of foreign subsidiaries	76,893	489,396	(19,656)	37,243			57,237	526,639

Increase (decrease) in cash and cash equivalents	(1,333,775)	(103,365)	84,346	298,951			(1,249,429)	195,586

Represented by
Cash and cash equivalents at the beginning for the period	6,500,265	6,908,623	201,599	134,639			6,701,864	7,043,262
Cash and cash equivalents at the end for the period	5,166,490	6,805,258	285,945	433,590			5,452,435	7,238,848

Increase (decrease) in cash and cash equivalents	(1,333,775)	(103,365)	84,346	298,951			(1,249,429)	195,586

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

11.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2016 annual financial statements, in Note 13.

			Sep/2017			Dec/2016
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	474,058		474,058	471,655		471,655
Buildings and improvements	5,920,952	(1,382,381)	4,538,571	5,530,714	(1,111,642)	4,419,072
Machinery, equipment and installations	38,859,922	(18,133,660)	20,726,262	36,804,409	(16,595,497)	20,208,912
Projects and stoppage in progress	3,297,666		3,297,666	3,495,965		3,495,965
Other	1,529,746	(763,205)	766,541	1,404,759	(663,653)	741,106
Total	50,082,344	(20,279,246)	29,803,098	47,707,502	(18,370,792)	29,336,710

Capitalized borrowing costs in the nine-month period ended September 30, 2017 were R$100,211 (R$333,278 on September 30, 2016).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

12.                   Intangible assets

The information on intangible assets was presented in the 2016 annual financial statements of the Company, in Note 14.

			Sep/2017	Dec/2016
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	353,295	(116,879)	236,416	339,512	(110,880)	228,632
Software and use rights	585,315	(388,797)	196,518	566,673	(364,336)	202,337
Contracts with customers and suppliers	754,350	(498,576)	255,774	772,888	(453,644)	319,244
Total	4,880,682	(2,133,100)	2,747,582	4,866,795	(2,057,708)	2,809,087

There were no significant events or circumstances in the period ended September 30, 2017 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2016, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

13.                   Borrowings

The information on borrowings was presented in the 2016 annual financial statements of the Company, in Note 15.

(a)                    The Company has borrowings contracted from financial institutions and the capital markets that include contractual obligations (covenants) requiring the presentation of its audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

In the condensed interim financial information as of June 30, 2017, the Company was in unremedied breach with regard to the presentation of audited financial statements within the legal timeframe involving government agents FINAME and FDNE in the amount of R$40,481, which were reclassified to current liabilities in accordance with IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, Braskem notes that none of its creditors requested said prepayment of obligations and that it has been settling these obligations in accordance with their original maturity schedule.

The breach of said obligations was automatically remedied with the presentation of the audited financial statements in the third quarter ended September 30, 2017, with said creditors no longer entitled to request prepayment, with the respective amount reclassified from current liabilities back to non-current liabilities.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(b)               Borrowings

	Annual financial charges (%)		Sep/2017	Dec/2016
Foreign currency
Bonds	US dollar exchange variation + interest between 5.38 and 7.38	0	13,651,816	14,216,539
Advances on exchange contracts	US dollar exchange variation + 3.52%	0	645,933	362,779
Export prepayment	Note 13 (c)	0	997,486	777,801
BNDES	US dollar exchange variation + interest between 6.82 and 6.98	0	122,860	201,147
Export credit notes	US dollar exchange variation + interest between 7.30 and 8.10	0	1,144,348	1,173,127
Working capital	US dollar exchange variation + 1.74% above Libor	0	1,353,027	1,644,487
Transactions costs		0	(208,173)	(199,570)
		0	17,707,297	18,176,310
		0
Current liabilities		0	2,312,395	1,128,524
Non-current liabilities		0	15,394,902	17,047,786
Total		0	17,707,297	18,176,310
		0
Local currency		0
Export credit notes	8.00	0	153,996	381,632
Export credit notes	105.00 e 112.50 of CDI	(i)	1,720,330	1,717,262
BNDES	TJLP + interest between 0.00 and 3.58	0	1,122,166	1,527,765
BNDES	SELIC + interest between 2.32 and 2.78	0	533,936	602,648
BNDES	Interest between 3.50 and 7.00	0	218,186	288,486
BNB/ FINEP/ FUNDES	6.23	0	499,106	580,647
FINAME	TJLP + 1.90	0	1,595	1,850
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	0	45,222	46,991
Other	CDI + 0.04	0	24,776	19,321
Transactions costs		0	(8,681)	(11,845)
		0	4,310,632	5,154,757
		0
Current liabilities		0	1,215,674	1,465,939
Non-current liabilities		0	3,094,958	3,688,818
Total		0	4,310,632	5,154,757
		0
Foreign currency and local currency		0
Current liabilities		0	3,528,069	2,594,463
Non-current liabilities		0	18,489,860	20,736,604
Total		0	22,017,929	23,331,067

(i) The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 15.2.1 (a.ii)).

(c)               Export prepayments

	Initial amount
	of the transaction
Issue date	(US$)	Maturity	Charges (% per year)	Sep/2017	Dec/2016
Jan-2013	200,000	Nov-2022	US dollar exchange variation + semiannual Libor + 1.10	351,474	391,923
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25		163,564
Dec-2016	68,000	Nov-2019	US dollar exchange variation + quarterly Libor + 2.60	218,265	222,314
Set-2017	135,000	Mar-2027	US dollar exchange variation + quarterly Libor + 1.61	427,747
Total	453,000			997,486	777,801

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(d)               Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Sep/2017	Dec/2016

2018	356,309	2,379,757
2019	3,121,258	3,310,384
2020	2,445,343	2,442,493
2021	3,626,334	3,667,632
2022	1,743,078	1,745,936
2023	58,664	13,772
2024	2,438,311	2,461,086
2025	50,058	3,839
2026	48,274	1,391
2027 and thereafter	4,602,231	4,710,314
Total	18,489,860	20,736,604

(e)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Sep/2017	guaranteed	Guarantees

BNB	Dec-2022	119,354	119,354	Mortgage of plants, pledge of machinery and equipment
BNB	Aug-2024	195,206	195,206	Bank surety
BNDES	Jan-2022	1,997,148	1,997,148	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	Jun-2020	87,856	87,856	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	96,690	96,690	Bank surety
FINAME	Feb-2022	1,595	1,595	Pledge of equipment
Total		2,497,849	2,497,849

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

14.                   Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2016 annual financial statements in Note 16.

	Initial value
	of operation
Identification	US$		Maturity	Charges (% per year)	Sep/2017	Dec/2016

Project finance		(i)
Project finance I	700,000		Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,132,263	2,274,754
Project finance II	189,996		Feb-2027	Us dollar exchange variation + 6.17	609,532	663,856
Project finance III	600,000		Feb-2029	Us dollar exchange variation + 4.33	1,781,193	1,911,857
Project finance IV	680,004		Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,976,582	2,111,234
Project finance V	400,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,189,876	1,276,449
Project finance VI	89,994		Feb-2029	Us dollar exchange variation + quarterly Libor + 2.73	266,901	286,480
Project finance VII	533,095		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,585,773	1,701,229
Transactions costs					(101,173)	(104,157)
Total	3,193,089				9,440,947	10,121,702

Other borrowings
VAT borrowings		(ii)	Nov-2029	2.00% above TIIE (*)		13,500
Borrowings for working capital			Dec-2017	Us dollar exchange variation + quarterly Libor + 2,30	191,465	302,589
					191,465	316,089

					9,632,412	10,437,791

Current liabilities					9,632,412	10,437,791
Total					9,632,412	10,437,791

(*) TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)    Financing without recourse or with recourse limited to shareholders.

(ii)   Financing obtained in Mexican peso and paid exclusively with IVA refund, settled in January 2017.

Project Finance borrowings include contractual obligations (covenants) that require, among other things, the presentation of the audited financial statements within the legal timeframe (or within 120 days from the end of the fiscal year).

On the reporting date for the condensed interim financial of September 30, 2017, the Company was in unremedied breach of its obligation to present audited financial statements within the legal timeframe, as well as of other obligations typical to contracts of this nature. As a result, the entire balance of non-current liabilities, in the amount of R$8,700,025, was reclassified to current liabilities, in accordance accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

	Sep/2017	Dec/2016

2018	175,262	709,793
2019	715,228	736,885
2020	839,254	864,149
2021	958,939	986,914
2022	798,872	822,235
2023	1,057,887	1,088,155
2024	1,144,621	1,177,017
2025	1,144,233	1,176,346
2026	1,007,492	1,035,586
2027 and thereafter	858,237	894,606
Total	8,700,025	9,491,686

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

15.                   Financial instruments

The information related to financial instruments was presented in the 2016 financial statements of the Company, in Note 17.

15.1.             Non-derivative financial instruments and leniency agreement (Note 19.3)

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Sep/2017	Dec/2016	Sep/2017	Dec/2016

Cash and cash equivalents	4
Cash and banks				1,424,383	2,178,611	1,424,383	2,178,611
Financial investments in Brazil		Loans and receivables		2,977,859	2,914,685	2,977,859	2,914,685
Financial investments abroad		Held-for-trading	Level 2	1,050,193	1,608,568	1,050,193	1,608,568
				5,452,435	6,701,864	5,452,435	6,701,864

Financial investments	5
LFT's and LF's		Held-for-trading	Level 2	1,859,099	755,712	1,859,099	755,712
Time deposit investments		Loans and receivables	Level 2	422,869	434,015	422,869	434,015
Other		Held-to-maturity	Level 2	2,675	756	2,675	756
				2,284,643	1,190,483	2,284,643	1,190,483

Trade accounts receivable	6			2,808,038	1,704,373	2,808,038	1,704,373

Trade payables				5,069,823	6,746,822	5,069,823	6,746,822

Borrowings	13
Foreign currency - Bond			Level 1	13,651,816	14,216,539	17,131,263	12,509,981
Foreign currency - other borrowings				4,263,654	4,159,341	4,263,654	4,159,341
Local currency				4,319,313	5,166,602	4,319,313	5,166,602
				22,234,783	23,542,482	25,714,230	21,835,924

Braskem Idesa borrowings	14			9,733,585	10,541,948	9,733,585	10,541,948

Loan to non-controlling shareholder of Braskem Idesa				1,655,847	1,620,519	1,655,847	1,620,519

Leniency agreement	19.3			1,586,912	2,853,230	1,586,912	2,853,230

Other payables (BNDESPAR)				-	176,846	-	176,846

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

15.2.             Derivative financial instruments designated and not designated for hedge accounting

15.2.1    Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	Dec/2016	fair value	settlement	Sep/2017

Hedge accounting transactions
Dollar put option	15.2.1 (a.i)	Level 2	Real	Dollar		(4,184)	(5,848)		(10,032)
Exchange swap	15.2.1 (a.ii)	Level 2	CDI	Dollar + Interests	461,335	857,099	(69,693)	8,336	795,742
Interest rate swaps		Level 2	Libor	Fixed rates	293,820	(266)	20,839	(22,794)	(2,221)
					755,155	852,649	(54,702)	(14,458)	783,489

Derivatives operations
Current assets						(8,387)			(10,032)
Non-current assets						(29,308)			(16,177)
Current liabilities						29,042			47,725
Non-current liabilities						861,302			761,973
						852,649			783,489

(a)       Operations designated for hedge accounting

(a.i)     U.S. dollar Put Options

In September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).

With the exclusive purpose of protecting cash flow, the program uses two strategies with derivative instruments: (i) purchase of put options and (ii) purchase of put options associated with the sale of call options ("Collar").

Both alternatives offer protection to Braskem if the local currency appreciates, with the difference that the Collar strategy can also result in negative adjustments to the Company if the USD/BRL exceeds the call exercise price. Eventual losses, however, will always be offset by gains in competitiveness resulting from costs in lower Reais, when observed in US Dollars.

On September 30, 2017, Braskem had total notional value purchased in puts of R$3.8 billion, at the average exercise price of 2.96 R$/US$. Concomitantly, the Company also had total notional value sold in calls of R$2.2 billion, at the average exercise price of R$4.26. The contracted operations have a maximum maturity of 18 months.

Such operations were designed for the hedge accounting of cash flows as from January 1, 2017, and seek to hedge future dollar-denominated revenues with maturities in months coinciding with the maturity of the derivatives.

Dollar put options were recognized initially at fair value and measured subsequently at their fair value at the end of each period. Any gain or loss related to the effective portion of dollar options (intrinsic value) is recognized as other comprehensive income or loss under shareholders' equity. Any gain or loss related to the ineffective portion and the extrinsic value of the option are immediately recognized in financial results.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(a.ii)    Swaps related to export credit notes (NCE)

Identification			Maturity
		Hedge		Fair value
	Nominal value	Financial charges for year		Sep/2017	Dec/2016
Swap NCE I to III	400,000	Exchange variation + 6.15%	Aug-2019	406,530	438,201
Swap NCE IV to VII	450,000	Exchange variation + 4.93% to 7.90%	Apr-2019	389,212	418,898
Total	850,000			795,742	857,099

Derivatives operations
Current assets					(4,203)
Current liabilities				33,769
Non-Current liabilities				761,973	861,302
Total				795,742	857,099

15.3.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On September 30, 2017, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2017	213,000
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
5,301,099

The following table shows the changes in financial instruments designated for this hedge in the period:

			US$
		Discontinued
	Dec/2016	hedge	Sep/2017

Designated balance	5,301,099	(402,325)	4,898,774

On September 30, 2017, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

Total nominal value
US$

2018	598,568
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
4,898,774

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$402,325 was discontinued prospectively. Exchange variation on the discontinued amount, of R$495,860, which is recorded under Shareholders' Equity as “Other comprehensive income” (OCI) will be taken to net financial income (expenses) as from October 2017, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - Fourth quarter 2017	213,000	2.0017	3.1684	248,507
Hedge descontinued - First quarter 2018	189,325	2.0017	3.3082	247,353
	402,325			495,860

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the nine-month period ended September 30, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	201,277	2.0017	3.2400	249,241
Second quarter	208,135	2.0017	3.2015	249,721
Third quarter	207,273	2.0017	3.3302	275,362
	616,685			774,324

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

Exchange variation recorded in the period on OCI / IR and CSL	456,301	(155,142)	301,159

Exchange variation transferred to profit or loss / IR and CSL	774,324	(263,270)	511,054

At September 30, 2017	(6,209,302)	2,111,163	(4,098,139)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On September 30, 2017, sales designated and not yet realized are as follows:

Nominal value
US$

2017	53,889
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,995,951

            The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Realization	Realization of
	Dec/2016	in the period	discontinued hedge	Sep/2017

Designated balance	3,113,173	(129,363)	229	2,984,039

On September 30, 2017, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2017	53,793
2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,984,039

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, in the period ended September 30, 2017 (US$229), which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	11,912	13.4541	17.9915	54,050	9,437
				54,050	9,437

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the nine-month period ended September 30, 2017:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	29,174	13.6649	20.0871	187,361	30,917
Second quarter	47,896	13.6560	18.5659	235,165	42,992
Third quarter	52,293	13.6536	17.8489	219,385	38,919
	129,363			641,911	112,828

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

Exchange variation recorded in the period on OCI / IR	1,248,177	(374,453)	873,724

Exchange variation transferred to profit or loss / IR	112,828	(33,848)	78,980

At September 30, 2017	(2,821,047)	847,049	(1,973,998)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

15.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

On September 30, 2017, the credit ratings for the domestic market were as follows:

				(%)
			Sep/2017	Dec/2016
1	Minimum risk		12.76	8.92
2	Low risk		43.90	39.98
3	Moderate risk		23.36	30.51
4	High risk		16.22	16.48
5	Very high risk	(i)	3.76	4.11

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
September 30, 2017	0.07%	0.09%
December 31, 2016	0.18%	0.04%
September 30, 2016	0.23%	0.10%

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

		Sep/2017	Dec/2016
Financial assets with risk assessment
AAA		4,986,329	3,871,105
AA+		5,028	241,359
AA		61,389	5,370
AA-		344,217	654,232
A+		689,264	2,426,078
A		1,340,068	364,198
A-			209,175
BBB+		289,221	116,987
BBB		16,212
		7,731,728	7,888,504

Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	5,350	3,843
		5,350	3,843

Total		7,737,078	7,892,347

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

15.5.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On September 30, 2017, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from September 30, 2017, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$40,517 for the NCE exchange rate swap (Note 15.2.1(a.ii)) and at US$6,634 for put and call options (Note 15.2.1(a.i)) and US$11,151 for the swap of Libor related to Braskem Idesa’s project.

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Focus Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of September 29, 2017. According to the Market Readout, at the end of 2017, the U.S. dollar will depreciate by 0.25% against the Brazilian real, compared to the closing PTAX rate at September 29, 2017, while the Selic rate will be 7% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is a decrease of 0.5% from the current rate of 7.0%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTM	2,624	(259,757)	(519,514)
BNDES	310	(30,715)	(61,430)
Working capital / structured operations	4,437	(439,282)	(878,565)
Export prepayments	40,913	(4,050,415)	(8,100,831)
Braskem Idesa borrowings	4,644	(459,767)	(919,534)
Financial investments abroad	23,841	(2,360,237)	(4,720,473)
Swaps	(4,190)	414,770	833,730
Dollar put option	(1,150)	79,378	428,191
Financial investments abroad	(4,737)	468,965	937,930

Selic interest rate
BNDES	22,125	(38,047)	(78,071)

Libor floating interest rate
Working capital / structured operations	(3,864)	(19,319)	(38,639)
Export prepayments	(3,841)	(19,207)	(38,414)
Swaps	4,950	9,159	11,848

CDI interest rate
Swaps NCE	20,289	(33,999)	(68,648)
External loans / Other domestic market	24	(39)	(78)
Swaps NCA	42,069	(72,960)	(150,501)
Financial investments in local currency	(16,686)	27,224	54,077

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	6.5%	7.5%	8.0%

TJLP interest rate
BNDES	22,671	(23,030)	(46,423)
Other government agents	33	(33)	(67)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

16.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2016 annual financial statements, in Note 18.

		Sep/2017	Dec/2016
Brazil
IPI		73,326	59,323
IR and CSL		337,119	222,680
ICMS		247,083	182,034
PIS and COFINS		129,002	59,105
PERT installment	(a)	98,840
Other		49,424	62,743

Other countries		-
IR		279,143	46,670
Value-added tax		158,760	15,622
Total		1,372,697	648,177

Current liabilities		1,327,355	624,080
Non-current liabilities		45,342	24,097
Total		1,372,697	648,177

(a)                    Special Tax Compliance Program (“PERT”)

In October 2017, Braskem and its subsidiary Braskem Petroquímica adhered to PERT, a federal government tax installment/amnesty program implemented through Decree MP 783, of May 31, 2017, indicating the payment of tax and social security liabilities in the aggregate amount of R$111,735. The amount was reduced by R$12,895 due to discounts granted under the program. This amount will be settled by (i) R$67,953 to be offset using tax credits from income tax losses and social contribution tax loss carryforwards, (ii) R$21,854 paid in cash in October 2017, and (iii) R$9,033 to be paid in cash in January 2018.

17.                   Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2016 annual financial statements, in Note 20.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Sep/2017	Sep/2016
		Restated
Income before IR and CSL	5,148,224	2,669,023

IR and CSL at the rate of 34%	(1,750,396)	(907,468)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	2,201	7,880
IR and CSL from previous years	105,961
Tax loss and negative basis - installment rectification	39,092
Tax benefits (Sudene and PAT)	58,394	5,302
Difference of rate applicable to each country	203,169	101,044
Other permanent adjustments	4,927	(10,823)

IR and CSL on results of operations	(1,336,652)	(804,065)

Breakdown of IR and CSL:

Current IR and CSL	(607,441)	(777,154)
Deferred IR and CSL	(729,211)	(26,911)
Total	(1,336,652)	(804,065)

Breakdown of IR and CSL:

Current IR and CSL	(607,441)	(777,154)
Deferred IR and CSL	(729,211)	(26,911)
Total	(1,336,652)	(804,065)

(b)                    Breakdown of deferred income tax and social contribution

(b.i)        According to tax collection records

Assets	Sep/2017	Dec/2016

Tax losses (IR) and negative base (CSL)	1,744,662	2,420,376
Goodwill amortized	4,093	4,624
Exchange variations	199,733	464,947
Temporary adjustments	34,862	717,868
Business combination	290,322	191,250
	2,273,672	3,799,065

Liabilities

Amortization of goodwill based on future profitability	791,849	767,277
Tax depreciation	941,337	867,922
Temporary adjustments	290,800	316,991
Business combination	116,426	198,381
Additional indexation PP&E	50,522	118,202
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	409,169	263,808
Other	3,530	123,892
	2,603,633	2,656,473

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(b.ii)       Offset for the purpose of presentation in the balance sheet

	Sep/2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A	Brazil	1,252,001	(1,252,001)
Braskem Chile	Chile	110		110
Braskem Argentina	Argentina	3,940		3,940
Braskem Alemanha	Germany	18,728		18,728
Braskem Idesa	Mexico	791,598		791,598
Braskem México Serviços	Mexico	1,671		1,671
Braskem Petroquímica	Brazil	102,934	(102,934)
Braskem Petroquímica - business combination effects	Brazil	102,690		102,690
		2,273,672	(1,354,935)	918,737
Liabilities
Braskem S.A	Brazil	2,038,731	(1,252,001)	786,730
Braskem America	USA	282,613		282,613
Braskem Petroquímica	Brazil	167,164	(102,934)	64,230
Braskem Petroquímica - business combination effects	Brazil	115,125		115,125
		2,603,633	(1,354,935)	1,248,698

	Dec/2016
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance
Assets
Braskem S.A	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Chile	Chile	135	(135)
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica	Brazil	81,971	(81,971)
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	101,483		101,483
		3,799,065	(2,145,950)	1,653,115

Liabilities
Braskem S.A	Brazil	2,063,844	(2,063,844)
Braskem America	USA	305,289		305,289
Braskem Chile	Chile	1,404	(135)	1,269
Braskem Petroquímica	Brazil	162,241	(81,971)	80,270
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	123,695		123,695
		2,656,473	(2,145,950)	510,523

(c)                    Realization of deferred income tax and social contribution

In the nine-month period ended September 30, 2017, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

18.                   Sundry provisions

The information on sundry provisions was presented in the 2016 annual financial statements of the Company, in Note 22.

	Sep/2017	Dec/2016
Provision for customers rebates	49,378	41,475
Provision for recovery of environmental damages	215,248	254,040
Other	23,872	23,621
Total	288,498	319,136

Current liabilities	82,045	112,891
Non-current liabilities	206,453	206,245
Total	288,498	319,136

19.                   Contingencies

19.1.             Claims with probable loss and arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2016 annual financial statements, in Note 23.1.

	Sep/2017	Dec/2016
Labor claims	204,056	207,827

Tax claims
Normal operations
IR and CSL	14,462	11,462
PIS and COFINS	161,863	204,516
ICMS	98,281	39,604
Other tax claims	16,093	19,586
	290,699	275,168

Business Combination
IR and CSL	49,211	45,656
PIS and COFINS	55,164	51,052
ICMS - interstate purchases	241,238	223,071
ICMS - other	17,698	16,379
	363,311	336,158

Corporate claims	142,187	105,175

Civil claims and other	64,144	60,909

	1,064,397	985,237

19.2.             Claims with possible losses

The amount of claims and a description of the main claims with possible losses are presented in the financial statements for fiscal year 2016, in Note 23.2.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(a)          Civil claims

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On September 30, 2017, the damages claimed in the lawsuit amounted to R$158 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(b)          Tax claims

(i)                      Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

In March 2017, the Company received a tax deficiency notice claiming that the methodology used to offset tax losses and tax loss carryforwards at Rio Polímeros failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in its merger into Braskem Qpar S/A, in August 2013. On September 30, 2017, the restated value of the taxes recorded amounted to R$253 million.

The Company’s external legal advisors estimate that the administrative proceedings will be concluded by 2020.

Considering that the requirement to pay the tax liability has been suspended, currently no administrative, escrow or other type of guarantee deposit has been made for this proceeding.

(ii)                    IR and CSL – Expenses from using goodwill

In July 2017, the Company received a tax-deficiency notice from the Brazilian Revenue Service (“RFB”) for the deduction of expenses, in the period from 2011 to 2013, arising from the use of goodwill tax offsets arising from the acquisition by OPP Produtos Petroquímicos S/A of shares issued by Companhia Petroquímica do Sul S/A (“COPESUL”), held by OPP Química S/A in 2011.

On September 30, 2017, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$95 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2021.

Considering that the requirement to pay the tax liability has been suspended, currently no administrative, escrow or other type of guarantee deposit has been made for this proceeding.

 (c)         Social security – hazardous agents

In August 2017, the Company received a deficiency notice from RFB requiring the payment of a premium for labor accident risk to fund the special retirement plan due to the alleged exposure of its workers to hazardous agents in the period from January 2013 to December 2015. The total amount under the deficiency notice, on September 30, 2017, is R$327 million.

The Company’s external legal advisors estimate that the administrative proceeding will be concluded in 2021.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

No judicial deposit or other form of security was accrued for this proceeding.

19.3.             Reports of irregularities and global settlement with authorities

Complete information on the reports of irregularities and on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2016.

(a)          Global Settlement with authorities

The Leniency Agreement (“Agreement”) entered into in December 2016 with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion) was officially ratified as follows:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.3 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017.

The outstanding amount, of approximately R$1.7 billion, will be paid as follows:

1.    CHF64,260 to the Swiss Office of the Attorney General in four annual installments of CHF16.065 due on June 30 of each year as from 2018;

2.    R$1.5 billion to the MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

(b)          Reimbursement for damages and other considerations

A significant portion of the total amount of R$$2.2 billion to be paid to MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies with which Braskem comes to negotiate for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of states and cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such organizations, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

The Agreement does not prevent any third party from filing proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement.

With the exception of the amount cited above, in addition to other nonpecuniary obligations imposed on Braskem under the Global Settlement, the Company could suffer a substantial negative impact on its business activities, reputation, financial condition, financial instruments and operating results, or on the liquidity and price of the securities issued by the Company. Furthermore, the negative publicity resulting from the Global Settlement could have a material adverse impact on the Company’s business, including reducing the demand for its products, financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over the Company may seek to impose additional monetary sanctions or fines or commence new investigations against the Company. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with governmental authorities, and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of required external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(d)          Class action

On July 1, 2015, a putative class action lawsuit was filed against the Company and certain of its current and former officers in the United States District Court for the Southern District of New York.  In the operative complaint in the action, which is titled In re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company's stock in violation of U.S. securities laws.

The Company engaged a U.S. law firm to represent it and filed motion to dismiss on July 6, 2016.  On March 31, 2017, the judge rendered a decision on the motion to dismiss, granting it in part and denying it in part.

Following the decision, the Company and the Lead Plaintiff participated in a mediation which resulted in a proposed settlement of the action. On September 14, 2017, the Company and the Lead Plaintiff signed the proposed settlement agreement (“Proposed Settlement”) and submitted it to the mentioned Court for preliminary approval, which was granted on September 15, 2017. The Proposed Settlement is subject to a number of conditions including final approval by the Court.

Under the terms of the Proposed Settlement, Braskem will pay US$10 million to resolve all claims arising out of or relating to the subject matter of the Class Action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015 inclusive, with the exception of any such claims belonging to purchasers who file valid and timely requests to opt out of the settlement class.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

In accordance with accounting standard IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), the Company recorded a provision in the amount of US$10 million (R$31,680) in the item “Other income (expenses), net”. On October 2, the amount involved in the class action was deposited in court.

Braskem has made no admission of any wrongdoing or liability as part of the Proposed Settlement, and entered into the Proposed Settlement solely to avoid the risk, uncertainty, and expense of further litigation.”

The Court has scheduled a Final Approval Hearing for February 21, 2018 to determine whether the Proposed Settlement should be approved.

The Company may be named as a defendant in other legal actions. Furthermore, the Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in the securities class action and any other related actions that may arise in the future. The litigation has required significant time and dedication of the Management of the Company and is expected to continue to require such time and attention in the future.

20.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2016 annual financial statements, in Note 26.

(a)                    Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)		0.00%	55,858,224	16.19			55,858,224	7.01
Other		12,907,077	2.86	132,973,403	38.54	578,330	100.00	146,458,810	18.37
Total		451,668,652	100.00	343,775,864	99.64	578,330	100.00	796,022,846	99.85
Treasury shares	(ii)			1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)                 Includes 1,154,758 shares held by Braskem Petroquímica, considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(b)                     Other comprehensive income - shareholders' equity

	Attributed to shareholders' interest
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2015	217,595	17,309	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization	(30,951)							(30,951)		(30,951)
Income tax and social contribution	10,524							10,524		10,524

Deemed cost of jointly-controlled investment	-
Realization		(1,096)						(1,096)		(1,096)
Income tax and social contribution		372						372		372

Foreign sales hedge	-
Exchange rate				3,157,453				3,157,453	(350,064)	2,807,389
Transfer to result				1,061,661				1,061,661	8,842	1,070,503
Income tax and social contribution				(1,474,894)				(1,474,894)	102,550	(1,372,344)

Fair value of Cash flow hedge	-
Change in fair value					220,324			220,324	(30,175)	190,149
Transfer to result					(15,421)			(15,421)	(8,823)	(24,244)
Income tax and social contribution					(74,347)			(74,347)	11,699	(62,648)

Fair value of cash flow hedge from jointly-controlled	-				(6,272)			(6,272)		(6,272)

Foreign currency translation adjustment	-					(85,770)		(85,770)	221,402	135,632

On September 30, 2016	197,168	16,585	(39,232)	(6,922,753)	(561,112)	1,019,621	(9,404)	(6,299,127)	(521,277)	(6,820,404)

On December 31, 2016	190,359	16,344	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization	(30,557)							(30,557)		(30,557)
Income tax and social contribution	10,390							10,390		10,390

Deemed cost of jointly-controlled investment	-
Realization		(1,095)						(1,095)		(1,095)
Income tax and social contribution		372						372		372

Foreign sales hedge	-
Exchange rate				1,392,434				1,392,434	312,044	1,704,478
Transfer to result				858,945				858,945	28,207	887,152
Income tax and social contribution				(724,638)				(724,638)	(102,075)	(826,713)

Fair value of Cash flow hedge	-
Change in fair value					62,796			62,796	480	63,276
Transfer to result					55,687			55,687	12,584	68,271
Income tax and social contribution					(38,717)			(38,717)	(3,920)	(42,637)

Fair value of cash flow hedge from jointly-controlled	-				915			915		915

Foreign currency translation adjustment	-					(312,806)		(312,806)	(81,136)	(393,942)

On September 30, 2017	170,192	15,621	(43,351)	(5,578,636)	(458,837)	856,282	(9,404)	(5,048,133)	(382,417)	(5,430,550)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiray.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

21.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Sep/2017	Sep/2016
		Restated
Profit for the period attributed to Company's shareholders
of continued operations	3,687,894	2,092,061

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,416	208,416
Preferred shares class "B"	351	351
	208,767	208,767

Distribution of 6% of unit value of common shares	273,827	273,827

Distribution of plus income, by class:
Common shares	1,820,031	913,886
Preferred shares class "A"	1,385,270	695,581
	3,205,301	1,609,467

Reconciliation of income available for distribution, by class (numerator):
Common shares	2,093,858	1,187,713
Preferred shares class "A"	1,593,686	903,997
Preferred shares class "B"	351	351
	3,687,895	2,092,061

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,775,864	343,775,864
Preferred shares class "B"	578,330	578,330
	796,022,846	796,022,846

Profit per share (in R$)
Common shares	4.6358	2.6296
Preferred shares class "A"	4.6358	2.6296
Preferred shares class "B"	0.6069	0.6069

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

22.                   Net sales revenues

	Sep/2017	Sep/2016
Sales revenue		Restated
Domestic market	25,724,368	24,269,820
Foreign market	17,498,562	17,096,224
	43,222,930	41,366,044
Sales and services deductions
Taxes
Domestic market	(6,344,014)	(5,399,082)
Foreign market	(24,754)	(20,462)
Costumers rebates
Domestic market	(9,115)	(33,434)
Foreign market	(43,137)	(40,899)
Sales returns
Domestic market	(95,832)	(198,623)
Foreign market	(73,872)	(55,671)
	(6,590,724)	(5,748,171)

Net sales and services revenue	36,632,206	35,617,873

23.                   Other income (expenses), net

	Note	Sep/2017	Sep/2016
			Restated
Participation of members in profits and results	(i)	(286,535)	(245,352)
Expense and depreciation with hibernate plants	-	(161,171)	(160,555)
Expenses from fixed assets	-	(144,041)	(31,777)
Capital gain - sale of Quantiq	3	276,817
Provision of legal and labor lawsuits		(60,976)	(61,622)
Other	-	73,957	(56,974)
		(301,949)	(556,280)

(i)         In the period ended September 30, 2016, the amounts related to this item were reclassified from “costs of goods sold” (R$107,318), “selling and distribution expenses” (R$5,031) and “general and administrative expenses” (R$133,004) (Note 2.5(b)).

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

24.                   Financial results

	Sep/2017	Sep/2016
Financial income		Restated
Interest income	410,695	534,836
Other	61,770	31,108
	472,465	565,944

Financial expenses
Interest expenses	(1,700,141)	(1,804,390)
Monetary variations on fiscal debts	(137,479)	(88,565)
Discounts granted	(96,458)	(85,672)
Loans transaction costs - amortization	(38,884)	(42,947)
Adjustment to present value - appropriation	(235,124)	(403,327)
Other	(256,403)	(146,402)
	(2,464,489)	(2,571,303)

Exchange rate variations, net
On financial assets	(146,618)	(994,352)
On financial liabilities	135,529	(1,522,123)
	(11,089)	(2,516,475)

Total	(2,003,113)	(4,521,834)

25.                   Expenses by nature and function

	Sep/2017	Sep/2016

Classification by nature:
Raw materials other inputs	(21,890,516)	(20,841,220)
Personnel expenses	(1,631,679)	(1,726,222)
Outsourced services	(1,523,736)	(1,517,291)
Depreciation, amortization and depletion	(2,169,141)	(1,951,011)
Freights	(1,530,348)	(1,473,531)
Other expenses, net	(764,774)	(940,918)
Total	(29,510,194)	(28,450,193)

Classification by function:
Cost of products sold	(27,017,279)	(25,839,349)
Selling and distribution	(1,085,465)	(1,012,353)
General and administrative	(994,517)	(922,364)
Research and development	(110,984)	(119,847)
Other income (expenses), net	(301,949)	(556,280)
Total	(29,510,194)	(28,450,193)

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

26.                   Segment information

The information by segment was presented in the 2016 annual financial statements, in Note 33.

		Sep/2017
					Operating expenses
		Net	Cost of		Selling, general	Results from
		sales	products	Gross	and distribuition	equity	Other income		Consolidated
		revenue	sold	profit	expenses	investments	(expenses), net		Braskem
Reporting segments
Chemicals	(i)	18,473,383	(15,024,902)	3,448,481	(583,205)		(149,531)		2,715,745
Polyolefins		14,666,021	(11,560,642)	3,105,379	(975,528)		(126,397)		2,003,454
Vinyls		2,256,963	(1,935,520)	321,443	(112,426)		(69,463)		139,554
USA and Europe		7,183,930	(5,421,116)	1,762,814	(422,040)		(19,836)		1,320,938
Mexico		2,664,348	(1,548,851)	1,115,497	(211,772)		(17,821)		885,904
Total		45,244,645	(35,491,031)	9,753,614	(2,304,971)		(383,048)		7,065,595

Other segments		11,816	(13,463)	(1,647)	(129)		(2,426)		(4,202)
Corporate unit					17,676	29,325	83,525	(ii)	130,526

Braskem consolidated before eliminations and reclassifications		45,256,461	(35,504,494)	9,751,967	(2,287,424)	29,325	(301,949)		7,191,919

Eliminations and reclassifications		(8,624,255)	8,487,215	(137,040)	96,458				(40,582)

Total		36,632,206	(27,017,279)	9,614,927	(2,190,966)	29,325	(301,949)		7,151,337

									Sep/2016
					Operating expenses
		Net	Cost of		Selling, general	Results from
		sales	products	Gross	and distribuition	equity	Other income		Consolidated
		revenue	sold	profit	expenses	investments	(expenses), net		Braskem
Reporting segments									Restated
Chemicals	(i)	18,514,922	(14,899,944)	3,614,978	(501,273)		(168,369)		2,945,336
Polyolefins		15,577,095	(12,257,118)	3,319,977	(942,543)		(121,345)		2,256,089
Vinyls		2,222,487	(2,085,354)	137,133	(169,591)		(21,331)		(53,789)
USA and Europe		6,898,923	(4,526,507)	2,372,416	(350,185)		(46,292)		1,975,939
Mexico		872,660	(587,116)	285,544	(168,308)		(105,451)		11,785
Total		44,086,087	(34,356,039)	9,730,048	(2,131,900)		(462,788)		7,135,360

Other segments		9,784	(12,001)	(2,217)	(1,876)		(21,318)		(25,411)
Corporate unit					(6,460)	23,177	(72,174)		(55,457)

Braskem consolidated before eliminations and reclassifications		44,095,871	(34,368,040)	9,727,831	(2,140,236)	23,177	(556,280)		7,054,492

Eliminations and reclassifications		(8,477,998)	8,528,691	50,693	85,672				136,365

Total		35,617,873	(25,839,349)	9,778,524	(2,054,564)	23,177	(556,280)		7,190,857

(i)       The Basic Petrochemical segment had its nomenclature changed for Chemicals, with the objective of adopting a language more focused on the market of this segment.

(ii)     Includes gain from sale of the former “chemical distribution” segment in the amount of R$276,816 (Note 3).

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

27.                   Subsequent events

(a)                    Cetrel

On October 2, 2017, the acquisition of 1,269,290 shares issued by Cetrel, representing 63.66% of its total and voting capital, through the payment of R$610 million, was concluded, on which date the control of said company was transferred to Braskem. The acquisition is classified as a business combination, in accordance with accounting standard IFRS 3 (Business Combinations).

On October 16, 2017, during an extraordinary meeting of the Board of Directors of Cetrel, Braskem elected the new executive board and, on October 25, 2017, the extraordinary shareholders meeting of Cetrel elected the new members of the Board of Directors and Audit Board.

The following table summarizes the consideration paid to Odebrecht Utilities on the acquisition date and the best estimate of the fair values of the assets acquired and liabilities assumed:

		Balance (i)

Consideration
Acquisition of 1.269.290 shares (63,66% of the capital)		610,000
(A) Total consideration transferred		610,000

Amounts of identifiable assets acquired and liabilities assumed

% of participation	100.00%	63.66%

Current assets
Financial investments	24,315	15,479
Trade accounts receivable	55,055	35,048
Inventories	8,152	5,190
Other receivables	15,376	9,788
Non-current assets
Property, plant, equipment and intangible assets	1,147,647	730,592
Other receivables	108,980	69,377
Total identifiable assets acquired	1,359,525	865,474

Current liabilities
Borrowings	33,766	21,495
Other liabilities	35,444	22,564
Non-current liabilities
Borrowings	302,680	192,686
Other liabilities	68,147	43,382
Total liabilities assumed	440,037	280,128

(B) Total identifiable assets acquired (-) liabilities assumed	919,488	585,346

Business combination result - (A) - (B)		24,654

(i)       Amounts estimated based on September 30 balances, reflecting the transaction occurring on October 2, 2017.

The final effects from the business combination will be verified through an expert valuation report of the identifiable assets acquired and liabilities assumed at fair value, to be prepared by an expert firm.

Braskem S.A.

Notes to the unaudited condensed consolidated interim financial information at September 30, 2017

All amounts in thousands, unless otherwise stated

(j)                     Bonds

On October 4, 2017, Braskem issued US$1,750 million in Bonds (R$5,480 million), comprising US$500 million (R$1,566 million) due in January 2023 with interest of 3.5% p.a. and US$1,250 million (R$3,914 million) due in January 2028 with interest of 4.5% p.a. The issue due in 2023 was priced at 99.058% of face value, which represents a yield of 3.7% p.a., and the issue due in 2028 was priced at 98.995% of face value, which represents a yield of 4.625% p.a.

The proceeds from the issues are being used to prepay other liabilities, to fund investments and for general purposes of the Company.

(k)                    Prepayment of borrowings

With the proceeds from the issues of October 4, 2017, informed in item (b) above, Braskem prepaid borrowings and derivative operations as follows:

Borrowings

Derivative operations – swaps related to export credit notes (NCE)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.